Filed pursuant to Rule 424(b)(3)
File No. 333-178823

UNITED STATES GASOLINE FUND, LP

Supplement dated February 29, 2012

to

Prospectus dated January 19, 2012 as amended February 6, 2012

This supplement contains information, which amends, supplements or modifies certain information contained in the Prospectus of United States Gasoline Fund, LP dated January 19, 2012 as amended February 6, 2012. Please read it and keep it with your Prospectus for future reference.

Cover Page

The first two paragraphs are replaced with the following:

United States Gasoline Fund, LP, a Delaware limited partnership, is a commodity pool that issues units that may be purchased and sold on the NYSE Arca. United States Gasoline Fund, LP is referred as UGA throughout this document. This is a best efforts offering. UGA will continuously offer creation baskets consisting of 50,000 units to authorized purchasers through ALPS Distributors, Inc., which is the marketing agent. Through May 1, 2012, authorized purchasers will pay a transaction fee of $350 for each order placed to create one or more baskets. Beginning on May 2, 2012 and after, authorized purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. This is a continuous offering and will not terminate until all of the registered units have been sold. Our units are listed on the NYSE Arca under the symbol “UGA.”

The units may be purchased from UGA only in one or more blocks of 50,000 units, as described in “Creation and Redemption of Units.” A block of 50,000 units is called a Basket. UGA issues and redeems units in Baskets on a continuous basis to certain authorized purchasers as described in “Plan of Distribution.” Each creation basket is offered and sold to an authorized purchaser at a price equal to the net asset value of 50,000 units on the day that the order to create the creation basket is accepted by the marketing agent.

Prospectus Summary (pages 1-10)

The first sentence of the last paragraph on page 3 located in the “Overview of UGA” section is replaced with the following:

UGA creates units only in blocks of 50,000 units called Creation Baskets and redeems units only in blocks of 50,000 units called Redemption Baskets. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units or less.

Prospectus Summary (pages 1-10)

The “Note to Secondary Market Investors” on page 4 located in the Prospectus Summary section is replaced with the following:

Note to Secondary Market Investors: The units can be directly purchased from or redeemed by UGA only in Creation Baskets or Redemption Baskets, respectively, and only by Authorized Purchasers. Each Creation Basket and Redemption Basket consists of 50,000 units and is expected to be worth millions of dollars. Individual investors, therefore, will not be able to directly purchase units from or redeem units with UGA. Some of the information contained in this prospectus, including information about buying and redeeming units directly from and to UGA is only relevant to Authorized Purchasers. Units are listed and traded on the NYSE Arca under the ticker symbol “UGA” and may be purchased and sold and individual units. Individuals interested in purchasing units in the secondary market should contact their broker. Units purchased and sold through a broker may be subject to commissions.

Except when aggregated in Redemption Baskets, units are not redeemable securities. There is no guarantee that units will trade at or near the per-unit NAV.

Breakeven Analysis (page 7)

Footnote 2 of the Breakeven Analysis is amended as follows. The change in the footnote did not change the number in the corresponding table:

2)	Through May 1, 2012, Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. Beginning on May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. An order must be at least one basket, which is 50,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/50,000).

The Offering (page 8)

The Offering provision under the heading “The Offering” is deleted and replaced with the following:

UGA is offering Creation Baskets consisting of 50,000 units through ALPS Distributors, Inc. (“Marketing Agent”) as marketing agent to Authorized Purchasers. Authorized Purchasers may purchase Creation Baskets consisting of 50,000 units at UGA’s NAV. This is a continuous offering under Rule 415 of the 1933 Act and is not expected to terminate until all of the registered units have been sold or three years from the date of the prospectus, whichever is earlier, although the offering may be temporarily suspended during such period when suitable investments for UGA are not available or practicable. It is anticipated that when all registered units have been sold pursuant to this registration statement, additional units will be registered in subsequent registration statements.

How Does UGA Operate? (pages 37-45)

The last paragraph on page 45 is replaced with the following:

The units issued by UGA may only be purchased by Authorized Purchasers and only in blocks of 50,000 units called Creation Baskets. The amount of the purchase payment for a Creation Basket is equal to the aggregate NAV of the units in the Creation Basket. Similarly, only Authorized Purchasers may redeem units and only in blocks of 50,000 units called Redemption Baskets. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units or less. The amount of the redemption proceeds for a Redemption Basket is equal to the aggregate NAV of units in the Redemption Basket. The purchase price for Creation Baskets, and the redemption price for Redemption Baskets are the actual NAV calculated at the end of the business day when a request for a purchase or redemption is received by UGA. The NYSE Arca publishes an approximate NAV intra-day based on the prior day’s NAV and the current price of the Benchmark Futures Contract, but the price of Creation Baskets and Redemption Baskets is determined based on the actual NAV calculated at the end of the day.

What is UGA’s Investment Strategy? (pages 45-49)

The second paragraph of “What is UGA’s Investment Strategy” on page 45 is replaced with the following:

As an example, assume that a Creation Basket is sold by UGA, and that UGA’s closing NAV per unit is $50.00. In that case, UGA would receive $2,500,000 in proceeds from the sale of the Creation Basket ($50.00 NAV per unit multiplied by 50,000 units, and ignoring the Creation Basket fee). If one were to assume further that the General Partner wants to invest the entire proceeds from the Creation Basket in the Benchmark Futures Contracts and the market value of the Benchmark Futures Contracts is $59,950, UGA would be unable to buy the exact number of Benchmark Futures Contracts with an aggregate market value equal to $2,500,000. Instead, UGA would be able to purchase 41 Benchmark Futures Contracts with an aggregate market value of $2,457,950. Assuming a margin requirement equal to 10% of the value of the Benchmark Futures Contract, UGA would be required to deposit $245,795 in Treasuries and cash with the futures commission merchant through which the Benchmark Futures Contracts were purchased. The remainder of the proceeds from the sale of the Creation Basket, $2,212,155, would remain invested in cash, cash equivalents, and Treasuries as determined by the General Partner from time to time based on factors such as potential calls for margin or anticipated redemptions.

Marketing Agent and Authorized Purchasers (pages 60-61)

The first paragraph of the “Marketing Agent and Authorized Purchasers” on page 60 is replaced with the following:

The offering of UGA’s units is a best efforts offering. UGA continuously offers Creation Baskets consisting of 50,000 units through the Marketing Agent, to Authorized Purchasers. Through May 1, 2012, all Authorized Purchasers pay a $350 fee for each order to create one or more Creation Baskets. Beginning May 2, 2012 and after, Authorized Purchasers will pay a transaction fee of $1,000 for each order placed to create one or more baskets. The Marketing Agent receives, for its services as marketing agent to UGA, a marketing fee of 0.06% on assets up to the first $3 billion and 0.04% on assets in excess of $3 billion; provided, however, that in no event may the aggregate compensation paid to the Marketing Agent and any affiliate of the General Partner for distribution-related services in connection with this offering of units exceed ten percent (10%) of the gross proceeds of this offering.

Suspension or Rejection of Redemption Orders (pages 65-66)

The second paragraph under the heading “Suspension or Rejection of Redemption Orders” on page 66 is deleted and replaced with the following:

Redemption orders must be made in whole baskets. The General Partner will reject a redemption order if the order is not in proper form as described in the Authorized Purchaser Agreement or if the fulfillment of the order in the opinion of its counsel, might be unlawful. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units (i.e., two baskets) or less.

Appendix A – Glossary of Defined Terms (pages A-1 through A-3)

The definition of “Creation Basket” and “Redemption Basket” is replaced with the following:

Creation Basket: A block of 50,000 units used by UGA to issue units.

Redemption Basket: A block of 50,000 units used by UGA to redeem units.

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